Filed Pursuant to Rule 433
Registration No. 333-202840

Market Linked Notes

Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company research departments. Please see the relevant offering materials for complete product descriptions, including related risk and tax disclosure.

Distributed by Wells Fargo Securities, LLC

MARKET LINKED NOTES — PARTICIPATION ABOVE UPSIDE THRESHOLD WITH PERIODIC INTEREST AND PRINCIPAL RETURN AT MATURITY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION.

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Market Linked Notes — Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity have complex features and are not suitable for all investors. Before deciding to make an investment, you should read and understand the applicable preliminary pricing supplement and other related offering documents provided by the applicable issuer.

Market Linked Notes — Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity

Market Linked Notes — Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity (“these Market Linked Notes”) offer a payment at maturity linked to the performance of a market measure, such as an index, exchange-traded fund, commodity, foreign currency, or a basket of these market measures (the “underlying”). In contrast to a direct investment in the underlying, these Market Linked Notes provide for the repayment of principal at maturity even if the underlying declines (subject to the credit risk of the issuer), as well as the potential for a positive market-linked return at maturity by participating in any appreciation of the underlying beyond a specified upside threshold level. The upside threshold level will be greater than the starting level of the underlying, meaning that you will receive a positive market-linked return on these Market Linked Notes if, and only if, the underlying increases by more than a specified percentage, and you will only participate in the appreciation of the underlying to the extent it is above the upside threshold level. Each particular issuance of these Market Linked Notes will specify whether you will participate in any appreciation of the underlying beyond the specified upside threshold level on a 1-for-1 basis, on a leveraged basis, or on a less than 1-for-1 basis. Additionally, these Market Linked Notes offer fixed periodic interest payments during the term of these Market Linked Notes at a below-market rate, regardless of the performance of the underlying.

These Market Linked Notes are designed for investors who seek exposure to the performance of an underlying, but without the downside market risk of a direct investment in the underlying. In exchange for this protection against downside market risk, investors in these Market Linked Notes must be willing to forgo dividends (in the case of equity underlyings) and forgo full participation in the appreciation of the underlying due to the upside threshold level and the participation rate (if less than 100%). The potential for a positive market-linked return and the repayment of principal apply at maturity only and, if the issuer defaults on its payment obligations, you could lose your entire investment.

These Market Linked Notes are unsecured debt obligations of the issuer. You will have no ability to pursue the underlying or any assets included in the underlying for payment.

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The charts in this section do not reflect forgone

dividend payments.

Direct investment payoff

For traditional assets, such as stocks, there is a direct relationship between the change in the level of the asset and the return on the investment. For example, as the graph indicates, suppose you bought shares of a common stock at $100 per share. If you sold the shares at $120 each, the return on the investment (excluding any dividend payments) would be $20 per share, or 20%.

Similarly, if you sold the shares after the price decreased to $80 (i.e., a decline of 20%), this would result in a 20% investment loss (excluding dividends).

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Market Linked Notes — Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity

These Market Linked Notes, if held until maturity, offer a return of principal, below-market periodic interest payments, and the potential to receive a positive market-linked return at maturity. The potential for a positive market-linked return at maturity will depend on the performance of the underlying as measured from a specified upside threshold level (to be set above the closing level of the underlying on the pricing date, as further explained below) to the closing level of the underlying on a calculation day shortly before maturity (the ending level).

To understand how these Market Linked Notes would perform under varying market conditions, consider a hypothetical Market Linked Note with an original offering price of $1,000 and the following terms:

•	Principal return: 100%. These Market Linked Notes, if held until maturity, provide for the repayment of principal regardless of the performance of the underlying, subject to the ability of the issuer to make payments when due. If the issuer defaults on its payment obligations, you could lose your entire investment.

•	Interest: 0.20% per annum. These Market Linked Notes provide interest payments on a periodic basis (typically quarterly, semi-annually, or annually) at a below-market rate, regardless of the performance of the underlying, subject to the ability of the issuer to make payments when due. If the interest rate is 0.20% per annum and interest is payable quarterly on a 30/360 basis, you would receive $0.50 per Market Linked Note each quarter, which is $1,000 x 0.20% per annum x (90/360).

•	Upside threshold level: 115% of the starting level of the underlying on the pricing date. The upside threshold level is the level from which the performance of the underlying will be measured, and will be greater than the starting level of the underlying (i.e., its closing level on the pricing date). An upside threshold level equal to 115% of the starting level of the underlying would mean that you would receive a positive market-linked return at maturity if, and only if, the underlying increases by more than 15% from its starting level to its ending level. If the underlying increases, but by less than 15%, you would receive only the principal amount of these Market Linked Notes at maturity (in addition to a final interest payment), and you would not receive any market-linked return.

•	Participation rate: 90%. A participation rate determines how much of the appreciation (if any) of the underlying beyond the upside threshold level will be reflected in the payment at maturity on these Market Linked Notes. A participation rate of 90% means that if the ending level of the underlying is greater than the upside threshold level, you will receive a return at maturity equal to 90% of the appreciation of the underlying beyond the upside threshold level. In other words, you will participate in only 90% of the appreciation of the underlying (and only to the extent that the ending level is greater than the upside threshold level). In contrast, a direct investment in the underlying would provide 100% participation in any appreciation of the underlying. For some issuances of these Market Linked Notes, the participation rate may be greater than 100%, in which case you will participate on a leveraged basis in any appreciation of the underlying beyond the upside threshold level.

•	Payment at maturity scenarios:

–	Upside scenario. If the ending level of the underlying is greater than the upside threshold level, you will receive a payment at maturity (in addition to a final periodic interest payment) equal to the original offering price plus a market-linked return equal to 90% of the appreciation of the underlying beyond the upside threshold level.

»	For example, if the underlying appreciates by 25% from its starting level to its ending level, (i.e., the ending level is 10% above the upside threshold level), you will receive a market-linked return at maturity of 9% (which is 90% of 10%). Even though the underlying increased by 25% from its starting level to its ending level, your market-linked return at maturity is only 9%, reflecting 90% participation in the appreciation of the underlying beyond the upside threshold level.

–	Par scenario. If the ending level of the underlying is less than or equal to the upside threshold level, you will receive a payment at maturity (in addition to a final periodic interest payment) equal to the original offering price.

»	For example, if the underlying appreciates by 5% from its starting level to its ending level, you will receive only the original offering price (in addition to a final interest payment), and you would not receive any market-linked return. Even though the underlying increased by 5% from its starting level to its ending level, because the ending level is less than the upside threshold level, you will not receive any market-linked return at maturity.

»	Furthermore, if the underlying depreciates by 25% from its starting level to its ending level, you will receive the original offering price (in addition to a final interest payment).

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This information, including the graph to the right, is hypothetical and is provided for informational purposes only. It is not intended to represent any specific return, yield, or investment, nor is it indicative of future results. The graph illustrates the payment at maturity on the hypothetical Market Linked Notes — Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity described above (excluding the final periodic interest payment) for a range of percentage changes from the starting level to the ending level. This graph does not take into account the periodic interest payments received during the term of these Market Linked Notes.

This hypothetical Market Linked Note could outperform the underlying if the ending level of the underlying has declined from the starting level. However, because of the upside threshold level feature and the fact that the participation rate is less than 100%, this hypothetical Market Linked Note will underperform the underlying if the underlying increases, including if the underlying increases beyond the upside threshold level. Note that, because the value of the underlying does not incorporate dividends paid on the underlying, the return on these Market Linked Notes does not compensate you for any dividends paid on the underlying. All payments on these Market Linked Notes are subject to the ability of the issuer to make such payments to you when they are due, and you will have no ability to pursue the underlying or any assets included in the underlying for payment. If the issuer defaults on its payment obligations, you could lose your entire investment.

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Determining payment at maturity

The diagram below illustrates how the cash payment on the stated maturity date (in addition to the final periodic interest payment) for this hypothetical Market Linked Note would be calculated. The diagram below assumes an original offering price of $1,000 per note.

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Estimated value of Market Linked Notes — Participation above Upside Threshold with Periodic Interest and Principal Return at Maturity

The original offering price of these Market Linked Notes will include certain costs that are borne by you. Because of these costs, the estimated value of these Market Linked Notes on the pricing date will be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), and hedging and other costs associated with the offering and costs relating to the issuer’s funding considerations for debt of this type. See “General risks and investment considerations” herein and the applicable pricing supplement for more information.

The issuer will disclose the estimated value of these Market Linked Notes in the applicable pricing supplement. The estimated value of these Market Linked Notes will be determined by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on these Market Linked Notes, which combination consists of a non-interest bearing, fixed-income bond, and one or more derivative instruments underlying the economic terms of these Market Linked Notes. You should read the applicable pricing supplement for more information about the estimated value of these Market Linked Notes and how it is determined.

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Which investments are right for you?

It is important to read and understand the applicable preliminary pricing supplement and other related offering documents and consider several factors before making an investment decision.

An investment in these Market Linked Notes may help you modify your portfolio’s risk-return profile to more closely reflect your market views. However, you will forgo dividend payments (in the case of equity underlyings), and because of the upside threshold level feature (and depending on the participation rate), you may sacrifice some return opportunities.

These Market Linked Notes are not suitable for all investors, but may be suitable for investors aiming to:

•	Fully protect against market losses at maturity
•	Receive fixed periodic interest payments at a below-market rate during the term of these Market Linked Notes
•	Gain or increase exposure to different asset classes
•	Obtain exposure to an underlying with a different risk/return profile than a direct investment in that underlying
•	Participate in a portion of any appreciation of the underlying but only to the extent that such appreciation is beyond the upside threshold level

You can find a discussion of risks and investment considerations on the next page and in the preliminary pricing supplement and other related offering documents for these Market Linked Notes. The following questions, which you should review with your financial advisor, are intended to initiate a conversation about whether these Market Linked Notes are right for you.

•	What is your time horizon? Do you foresee liquidity needs? Will you be able to hold these investments until maturity?
•	Does full protection against market declines take precedence for you over full participation in potential appreciation of the underlying or dividend payments?
•	What is your outlook on the market? How confident are you in your portfolio’s ability to weather a market decline?
•	What is your sensitivity to the tax treatment for your investments?
•	Are you dependent on your investments for current income?
•	Are you willing to accept the credit risk of the applicable issuer in order to obtain the exposure to the underlying that these Market Linked Notes provide?

Before making an investment decision, please work with your financial advisor to determine which investment products may be appropriate given your financial situation, investment goals, and risk profile.

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General risks and investment considerations

These Market Linked Notes have complex features and are not suitable for all investors. They involve a variety of risks and may be linked to a variety of different underlyings. Each of these Market Linked Notes and each underlying will have its own unique set of risks and investment considerations. Before you invest in these Market Linked Notes, you should thoroughly review the relevant preliminary pricing supplement and other related offering documents for a comprehensive discussion of the risks associated with the investment. The following are general risks and investment considerations applicable to these Market Linked Notes:

•	Performance risk and opportunity costs. The periodic interest payments on these Market Linked Notes will represent a below-market yield to maturity as compared to a traditional interest-bearing debt security with the same maturity date of the applicable issuer or another issuer with a similar credit rating. Accordingly, if you do not receive a sufficiently positive market-linked return at maturity, the yield that you will receive on these Market Linked Notes may be less than the return you could earn on other investments.

•	Underperformance risk. The return you receive at maturity of these Market Linked Notes may be less than the return you might have realized on a direct investment in the underlying held for the term of these Market Linked Notes. You will not participate in any appreciation in the level of the underlying through an investment in these Market Linked Notes unless the level of the underlying appreciates to an ending level that is greater than the upside threshold level. In addition, the upside threshold level feature reduces the return on these Market Linked Notes even if the ending level is greater than the upside threshold level, as you will only participate in the appreciation of the underlying to the extent it is above the upside threshold level. Further, if the specified participation rate is less than 100%, you will not fully participate in any appreciation of the underlying in excess of the upside threshold level as any such participation will be on less than a 1-for-1 basis.

•	Liquidity risk. These Market Linked Notes are not appropriate for investors who may have liquidity needs prior to maturity. These Market Linked Notes are not listed on any securities exchange and are generally illiquid instruments. Neither Wells Fargo Securities nor any other person is required to maintain a secondary market for these Market Linked Notes. Accordingly, you may be unable to sell your Market Linked Notes prior to their maturity date. If you choose to sell these Market Linked Notes prior to maturity, assuming a buyer is available, you may receive less in sale proceeds than the original offering price.

•	Market value uncertain. These Market Linked Notes are not appropriate for investors who need their investments to maintain a stable value during their term. The value of your Market Linked Notes prior to maturity will be affected by numerous factors, such as performance, volatility and dividend rate, if applicable, of the underlying; interest rates; the time remaining to maturity; the correlation among basket components, if applicable; and the applicable issuer’s creditworthiness.

•	Costs to investors. The original offering price of these Market Linked Notes will include certain costs that are borne by you. These costs will adversely affect the economic terms of these Market Linked Notes and will cause their estimated value on the pricing date to be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. These costs will adversely affect any secondary market price for these Market Linked Notes, which may be further reduced by a bid-offer spread. As a result, unless market conditions and other relevant factors change significantly in your favor following the pricing date, any secondary market price for these Market Linked Notes is likely to be less than the original offering price.

•	Credit risk. Any investment in these Market Linked Notes is subject to the ability of the applicable issuer to make payments to you when they are due, and you will have no ability to pursue the underlying or any assets included in the underlying for payment. If the issuer defaults on its payment obligations, you could lose your entire investment. In addition, the actual or perceived creditworthiness of the issuer may affect the value of these Market Linked Notes prior to maturity.

•	No dividend payments. These Market Linked Notes linked to equities do not provide for a pass through of any dividend paid on the underlying equities.

•	Estimated value considerations. The estimated value of these Market Linked Notes that is disclosed in the applicable pricing supplement will be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities. The estimated value will be based on the issuer’s or the underwriter’s proprietary pricing models and assumptions and certain inputs that may be determined by the issuer or underwriter in its discretion. Because other dealers may have different views on these inputs, the estimated value that is disclosed in the applicable pricing supplement may be higher, and perhaps materially higher, than the estimated value that would be determined by other dealers in the market. Moreover, you should understand that the estimated value that is disclosed in the applicable pricing supplement will not be an indication of the price, if any, at which Wells Fargo Securities or any other person may be willing to buy these Market Linked Notes from you at any time after issuance.

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•	Conflicts of interest. Potential conflicts of interest may exist between you and the applicable issuer and/or Wells Fargo Securities. For example, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may engage in business with companies whose securities are included in the underlying, or may publish research on such companies or the underlying. In addition, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may be the calculation agent for the purposes of making important determinations that affect the payments on these Market Linked Notes. Finally, the estimated value of these Market Linked Notes may be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities.

•	Effects of trading and other transactions. Trading and other transactions by the applicable issuer, Wells Fargo Securities, or one of their respective affiliates could affect the underlying or the value of these Market Linked Notes.

•	Basket risk. If the underlying is a basket, the basket components may offset each other. Any appreciation of one or more basket components may be moderated, wholly offset, or more than offset, by depreciation of one or more other basket components.

•	ETF risk. If the underlying is an exchange-traded fund (ETF), it may underperform the index it is designed to track as a result of costs and fees of the ETF and differences between the constituents of the index and the actual assets held by the ETF. In addition, an investment in these Market Linked Notes linked to an ETF involves risks related to the index underlying the ETF, as discussed in the next risk consideration.

•	Index risk. If the underlying is an index, or an ETF that tracks an index, your return on these Market Linked Notes may be adversely affected by changes that the index publisher may make to the manner in which the index is constituted or calculated. Furthermore, if the index represents foreign securities markets, you should understand that foreign securities markets tend to be less liquid and more volatile than U.S. markets, and that there is generally less information available about foreign companies than about companies that file reports with the U.S. Securities and Exchange Commission. Moreover, if the index represents emerging foreign securities markets, these Market Linked Notes will be subject to the heightened political and economic risks associated with emerging markets. If the index includes foreign securities and the level of the index is based on the U.S. dollar value of those foreign securities, these Market Linked Notes will be subject to currency exchange rate risk in addition to the other risks described above, as the level of the index will be adversely affected if the currencies in which the foreign securities trade depreciate against the U.S. dollar.

•	Commodity risk. These Market Linked Notes linked to commodities will be subject to a number of significant risks associated with commodities. Commodity prices tend to be volatile and may fluctuate in ways that are unpredictable and adverse to you. Commodity markets are frequently subject to disruptions, distortions, and changes due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. Moreover, commodity indices may be adversely affected by a phenomenon known as “negative roll yield,” which occurs when future prices of the commodity futures contracts underlying the index are higher than current prices. Negative roll yield can have a significant negative effect on the performance of a commodity index. Furthermore, for commodities that are traded in U.S. dollars but for which market prices are driven by global demand, any strengthening of the U.S. dollar against relevant other currencies may adversely affect the demand for, and therefore the price of, those commodities.

•	Currency risk. These Market Linked Notes linked to currencies will be subject to a number of significant risks associated with currencies. Currency exchange rates are frequently subject to intervention by governments, which can be difficult to predict and can have a significant impact on exchange rates. Moreover, currency exchange rates are driven by complex factors relating to the economies of the relevant countries that can be difficult to understand and predict. Currencies issued by emerging market governments may be particularly volatile and will be subject to heightened risks.

•	Bond risk. These Market Linked Notes linked to bond indices or exchange-traded funds that are comprised of specific types of bonds with different maturities and qualities will be subject to a number of significant risks associated with bonds. In general, if market interest rates rise, the value of bonds will decline. In addition, if the market perception of the creditworthiness of the relevant bond issuers falls, the value of bonds will generally decline.

•	Tax considerations. You should review carefully the relevant preliminary pricing supplement and other related offering documents and consult your tax advisors regarding the application of the U.S. federal tax laws to your particular circumstances, as well as any tax consequences arising under the laws of any state, local, or non-U.S. jurisdiction.

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Always read the preliminary pricing supplement and other related offering documents.

These Market Linked Notes are offered with a preliminary pricing supplement and other related offering documents. Investors should read and consider these documents carefully before investing. Prior to investing, always consult your financial advisor to understand the investment structure in detail.

For more information about these Market Linked Notes and the structures currently available for investment, contact your financial advisor, who can advise you of whether or not a particular offering may meet your individual needs and investment requirements.

Each issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and other documents the applicable issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the applicable issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 1-866-346-7732.

Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, a member of FINRA, NYSE, and SIPC, and Wells Fargo Bank, N.A.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered brokerdealers and non-bank affiliates of Wells Fargo & Company.

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